Exhibit 99.7
Evening Earnings Call

INFOSYS TECHNOLOGIES LIMITED
US EARNINGS
Q3 FY 10 RESULTS
JANUARY 12, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member – Executive Council

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

INVESTORS

Moshe Katri
Cowen & Company

Joseph Foresi
Janney Montgomery Scott

Trip Chowdhry
Global Equities Research

Bhavan Suri
William Blair & Co

George Price
Stifel Nicolaus

Rod Bourgeois
Bernstein

David Grossman
Thomas Weisel Partners

Mark Marostica
Piper Jaffery

Bhavan Suri
William Blair & Co

Moshe Katri
Cowen & Company

Ed Caso
Wells Fargo

Moderator

Ladies and gentlemen, good morning, good afternoon, good evening and welcome to the Infosys’ Third Quarter Earnings Conference Call. As a reminder, for the duration of this presentation, all participants’ lines will be in the listen-only mode and there will be an opportunity for you to ask questions at the end of today's opening remarks. Should you need assistance during this conference call, please signal an operator by pressing * and then 0 on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Sandeep Mahindroo of Infosys Technologies Limited. Thank you and over to you Mr. Mr. Mahindroo.

Sandeep Mahindroo

Thanks. Rochelle. Good morning everyone and welcome to this call to discuss Infosys financial results for the quarter ended December 31, 2009. I am Sandeep from the Investor Relations team. Joining us today on this earnings call from Mysore is CEO– Mr. Kris Gopalakrishnan, COO – Mr. S.D. Shibulal and CFO – Mr. V. Balakrishnan, along with other members of the senior management. We will start the proceedings with a brief statement on the performance of the company for the recently concluded quarter followed by the outlook for the quarter and year ended March 31, 2010. Subsequently we will open the call for Q&A. Before I pass it on to the Infosys management, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks the company faces. A full statement and explanation of these risks is available with our filings with the SEC which can be found on www.sec.gov. I would now like to pass it on to Mr. S. Gopalakrishnan.

Kris Gopalakrishnan

Thanks Sandeep and good morning, good afternoon, good evening to everyone of you. Thanks for participating on this call. This is an excellent quarter. We had all around good performance. The strategies we adopted in focusing on clients, meeting their requirements in terms of cost control, solutions, increasing offshore clearly helped us in this quarter to increase our revenue from our largest clients. This has helped us to grow this quarter by 6.7% sequentially. In constant currency terms, this is about 5.8%. Volumes increased, we were able to hold on to pricing. Our pricing went up on blended terms by 1.1%, our utilization improved. We added employees. We gave a compensation increase this quarter. In everyone of the parameters we have done extremely well. If you just look at the top 10 clients, top 10 clients grew 12.2% this quarter compared with the overall growth for the company at 6.7%, almost double. So our focus on relationship building, our focus on engagements level investment, our focus on solutions, differentiation, all these things actually came together and helped us. As the recovery happened in US, in financial services sector, we were able to take advantage of that during this quarter.

Going forward we believe that given that the budgets have not yet been finalized, we do not have sufficient data to forecast other than what we have done right now. We have guided for a very small increase in Q4, about a percent and we expect the margins to be hit slightly because of increased hiring as well as the impact of rupee. Other than that the numbers are all with you. I will hand it over to Mr. Shibual to give you more details on the numbers and then followed by V. Balakrishnan, the CFO on further discussion on the financials.

SD Shibulal

Thank you, Kris. Good morning everyone. As Kris said, this has been an excellent quarter. We have seen all around improvement. Revenue has grown. Volumes have gone up by 6.1% sequentially quarter-on-quarter. Pricing has increased by 0.2% in constant currency terms.

I will now try and give you some color on other aspects. Pricing has gone up 1.1% in Q3. That means we have seen second quarter of sequential stability in pricing. The pricing environment has stabilized. We are not seeing pricing renegotiation. We are seeing a few of them which is normal to our business but we are not seeing unusual activity in the pricing side. The recovery is led by US and financial services sector. We have had multiple conversations with our clients. Almost 50% of our clients have finalized their budgets and for most part, on an average budgets for 2010 seems to be flat. So we are expecting a flat budget for 2010. While the customers have started taking decisions and we are seeing velocity of decision-making go up, our customers continue to be cautious about their business environment in 2010. Geographically, US has gone to 66.6%, Europe has dipped to 21.9%. From a service perspective, the largest growth has been in business application maintenance, which has gone to 24.5% from 22.7%. Verticals - banking and insurance, financial services have shown strong growth. Another vertical which has seen growth is energy and utilities.

From an employee perspective we have added 8,700 people gross, 4,400 people net. Attrition on an LTM basis is 11.6%. Attrition excluding involuntary separation is 8.3% for the quarter. Our hiring numbers for the year have gone up to 24,000 from 20,000. In Q4 we will be adding 6,000 people. We are also in the campus doing campus recruitment. Our plan is to give 15,000 offers. So far we have given 9,000 offers.

Our top clients have grown 12.2%, almost double the company average and the remaining clients the non-top 10 have grown 4.8%. So this quarter, growth has been lead by the top ten clients. Number of client additions for the quarter is 32. Our million dollar clients have gone to 336, previous quarter it was 330. We have 22 clients contributing more than $50 mn on LTM basis. Out of the 32 clients we added, 5 as Fortune 500 clients. Number of clients in the Fortune 500 space is 119.

This quarter we gave a wage increase to our people - 8% offshore and 2% onsite. Another important milestone this quarter has been the McCamish acquisition which is done by the BPO. From that acquisition, we have gained $1.9 mn in revenue in Q3 and our guidance for Q4 includes $7 mn of revenue.

Another major event this quarter was announcement of Flypp - our platform for app store for the small and medium telecom service providers.

With that let me hand it over to Bala for financial highlights.

V. Balakrishnan

Good morning everyone. We have done exceedingly well this quarter. The revenues came much higher than what we guided. We ended up this quarter with $1,232 mn of revenues which is 6.7% growth. Most of the growth came from the top 10 clients, they grew by 12.2%. Non-top ten grew by 4.8%. Overall we have seen a growth of 6.7%. In the beginning of the year when we guided for the full year, we said revenues could decline somewhere between 3% - 7%. We are guiding for increase of 1.8% - 2%. In constant currency, it is still a growth of 1.6% - 1.8%.

The operating margins have slightly gone up. It has gone up from 30.3% last quarter to 31.1% this quarter. We had an impact because of the currency. The average rate of Rupee-Dollar in the last quarter was 48.39, this quarter it is 46.62. So there was an appreciation of 3.7% which impacted the margin by 1.8%. Pricing increased by 1.1% in reported dollars. In terms of constant currency it was 0.2%. Most of the pricing has slown down to the margin. Utilization has gone up by 1%. That had impacted positively margin by around 0.6%. We had an intangible write-off which negatively impacted the margin by 0.3% and we have reduction in other costs which contributed positively by 1.6%. So net-net we have seen increase in operating margins during the quarter. The effective tax rate went up to 22.6% for the quarter. For the nine months, it is still 21.2%. This year it could be somewhere between 21-21.5%. Next year when some of the STP units get out of holidays, probably the effective tax rate could go up to may be 25%. We had seen all round growth. It is not related to one individual customer. Most of the growth came from financial services vertical. We have seen across the board growth from all the customers. We have increased the guidance for manpower addition from 20,000 we guided earlier to 24,000 and we are going to give some 15,000 campus offers for people to join next year. Overall we have seen a very good quarter, all-round growth and now I will open the floor for questions and answers.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question and answer session. At this time, participants who would like to ask questions may please press “*” and then “1” on their touchtone telephone. If your questions have been answered and you wish to withdraw from the queue, please press “*” followed by “2”. You are requested to use your handsets while asking a question. To ask a question, please press “*” and “1” at this time. Our first question is from the line of Moshe Katri of Cowen & Company. Please go ahead.

Moshe Katri

Thanks and congratulations on a very strong quarter. Bala, utilization rates went up pretty significantly during the quarter, I think by 300-400 basis points sequentially. Can you talk about utilization rate targets I would say for the next 6 to 12 months, that is number one, and number two, your ability to sustain operating margins during the next 6 - 12 months as well. Thanks.

SD Shibulal

I will answer the first one, the utilization rate and then Bala will answer the second one. We generally cannot have a utilization rate target because we honored all the offers we gave to our employees last time. So they have all come in to the system. 10,000 people are still in training. We have expanded our training from 4 months to 6 months. We have used this opportunity to build talent and some of the numbers you are seeing this quarter is the result of that build up because we are utilizing that talent to generate revenue right now. Utilization in a way is a reflection of the demand. We are quite comfortable having a utilization rate between 76% - 80%. As the demand picks up, the utilization generally goes up. There have been quarters in the past where we have reached up to 82% but that is not a good point to be in because that will create tremendous pressure in staffing new programs. Our comfort level is between 76-80%.

V. Balakrishnan

On the operating margin, we have given guidance for the next quarter. Next quarter, the operating margins could decline because of currency because average rate of currency this quarter was 46.62. We have assumed 45.75 for next quarter, that could have an impact of close to 100 basis points on the margins. We are also adding more people. We have increased the guidance from 20,000 to 24,000, that could impact the margin by around 60-70 basis points. But for the full year we will still be slightly higher than what we declared last year. For the next year we will talk about that in April.

Moshe Katri

Final question, looking at the pipeline and some of the activity that picked up, what is the timeline that will take for Infosys to go back to a more normalized growth level, let us say in the mid teen to high teen level going forward?

Kris Gopalakrishnan

Moshe, again, you have to wait till April for us to give you the guidance for the next year. What I can say is that things are looking better this quarter. NASSCOM projects that the offshore IT services industry would be having double-digit growth. Their own projection is somewhere between 12-20% and of course Infosys tries to leverage its relationship with its clients and tries to grow as much or better in the industry. I would leave it at that and let us wait till April for guidance for the next year.

Moshe Katri

Thanks again.

Moderator

Thank you Mr. Katri. Our next question is from the line of Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

Hi, guys. I wonder if you could talk about, if there was any specific project or any kind of budget flush in the quarter that may be was a one-time issue that will take place going forward.

SD Shibulal

Rather than budget flush, what we saw was that confidence returning to clients, decisions being made faster. Because they are seeing a better future, they are starting to spend. We worked very hard in building and rebuilding relationship with our clients. We met their expectations, their requirements in terms of costs by increasing our fixed price engagement. We built solutions which will give them faster time-to-market, better value. We did many things right and that helped us actually to grow. If you look at the top 10 clients that grew at 12.2%, that clearly is an indication that our relationships are one that is helping, it is really not the budget flush that is helping us in this regard. The relationship which we focused on, concentrated that is what is helping. Similarly if you look at service wise revenue, maintenance revenue has gone up. We made sure that we listen to our customer and met their expectations.

Joseph Foresi

You would expect this confidence to continue based on what you saw this quarter.

Kris Gopalakrishnan

Yes, we will get a better view on this once the budgets are finalized by the end of January, first week of February. Current indications are that even though budgets are going to be flat, offshore spending would increase. Majority of our clients are indicating that cost pressure will continue, hence offshore would go up. They are deciding today. Previously even though that was a logical decision, decisions were not being made. Now they are ready to take decisions and that is the difference between now and 6 months back.

Joseph Foresi

As you guys start to talk about your own budget for the next year, maybe you could give us your views on what the margin sustainability profile looks like with the rupee and wage increases probably creeping back up?

Kris Gopalakrishnan

For next year, we believe that if this year is any indication, our ability to sustain margin is very, very high. Actual numbers we will give you in April but we have demonstrated that we are able to sustain margins even in very difficult conditions, very difficult situations. In terms of some other indicators, we are quite positive. In Q4, we are going to hire 6,000 people. For the year we are hiring 24,000 people. For next year we are making 15,000 campus offers, 9000 already made. Those are some indicators of our confidence in the current environment.

Joseph Foresi

Just a last question, if you could point to one reason why you think your margins have been more sustainable and may be address it in reference to maybe you are sacrificing some growth, if you could just talk about those two factors?

Kris Gopalakrishnan

Rather than us looking at it as sacrificing growth, what we see it as disciplined growth. The key is to maintain a certain discipline in your sales. Ultimately if you undercut what happens is when things improve, those businesses would not be sustainable and somebody will always be lower than you, that is a no-win situation for either party. The client’s lose ultimately because you can’t serve the client, we lose because we find that it is not a sustainable business. So what we have done is we listen to our customers, we have increased the fixed price, we have tried to meet their expectations on cost, we have definitely met their expectations on value, it is a disciplined approach to sale that is what we are focused on. That is what we are trying to do and we are happy that when growth came back, the clients spend that money with Infosys and that is what is reflected in this quarter’s numbers.

Joseph Foresi

Okay, Thank You.

Moderator

Thank you Mr. Foresi. Our next question is from the line of Chowdhry of Global Equities Research, please go ahead.

Trip Chowdhry

Thank you and very good execution. I have two questions- first one is regarding Windows 7 and its upgrade. Are you seeing any increased business activity which has helped your business because of the launch of Windows 7 and then I have another question?

Kris Gopalakrishnan

Unfortunately I do not have any data on Windows 7 adoption. Definitely, we have a service around Windows 7 migration as we had for Vista, as we had for other Microsoft products. We are a large partner for Microsoft. We have a service around Windows 7 migration. I do not have any data on the adoption at this point.

Trip Chowdhry

The second question I have is in regards to the app store that you have created for your mobile operators. 2 sub questions here, is this app store available for global telecos or only for a few telecos and the sub question I have further is that there are about two or three platforms which are popular these days - Blackberry, Android and may be iPhone, which platform are you creating these mobile app stores for? Thanks

Subash Dhar

Hi, this is Subash Dhar, I will take that question. The Flypp platform is a third party white- labeled application store platform available for operators everywhere in the world. We have ticked it off with our first client, Aircel in India but we are in negotiations with other operators as well both in India and overseas. As regards to how does it compare to the platforms you just mentioned, the platforms you have mentioned are largely device-centric app stores whereas this one is designed to be more operator-centric app store. That is one difference and the second is that this is a third party running it. So the developers who contribute their applications to the application store, they do not have to go and sell this to every device or every operator. Once they come on the store, they can be distributed to theoretically all the operators who sign up and theoretically to all the devices that are supported by the operator. That is the difference. We believe this is a superior model of creating an ecosystem of apps and connecting the consumers with the ultimate users of app developers.

Trip Chowdhry

Very good. Thank you.

Moderator

Thank you. Our next question is from the line of Bhavan Suri of William Blair & Co, please go ahead.

Bhavan Suri

Hi guys, just a couple of quick questions here. You said that 50% of clients have finalized budgets and the confidence is returning in the clients, so I am a little surprised by the kind of muted guidance for the next quarter given that 50% of clients have finalized budgets, any commentary on that?

Kris Gopalakrishnan

See, our guidance is based on the data we have and given that only some of the clients have finalized their budget, there is some uncertainty. Second there is an uncertainty about the sustainability of the recovery. There are at least a few reports that say that there is a 40% chance that the recovery can actually backtrack, given that we have limited data. We need probably more quarters of growth before we can confidently say that normalcy has returned. We have given this guidance, yes it is a cautious guidance and that is where it is.

Bhavan Suri

One quick question on the new models. Can you give us a little colour on the traction you are gaining with the new models. Last quarter roughly 5% revenue was coming from the new transaction type of models, the non-linear pricing. How has that grown this quarter and how are you funding capex, how should be think of capex funding for these new models requiring investment in hardware, software, R&D so on and so forth?

Subash Dhar

This is Subash Dhar again. I will take that question. We are tracking around that same percentage at this point in time. That number has almost doubled in terms of contribution to our revenues since the last fiscal year. We are very encouraged by the progress we have made in the new engagement models and the non-linear price deals. On how are we funding the capex part of it, we are being selective in what platforms we build. We are building those where we see latent demand from our clients and some prospects. We are also looking at those which have higher leverage where a relatively lower capital investment gives us a larger size deal or deal mandates. So we are being selective, I think that is how we are controlling because there is no limit to how many platforms one can build and start imagining taking almost every engagement into a non-linear model. We do pick and choose those platforms where we make upfront capital expenditure investments and offer the opex model to the clients.

Bhavan Suri

Thanks Subash. I guess in the longer term though as the model shifts to a greater portion coming from these platforms, the capex model of Infosys is going to have to shift from capex per FTE or per person to more investment into assets, so how should we think about that transition in capex?

Kris Gopalakrishnan

We are also partnering, so for example when there is a hosting required, we may actually partner with somebody who can provide that hosting and we will come up with back-to-back revenue share with that company. On the software licenses also, we have back-to-back agreements, revenue share agreements etc.. We are also looking at how can we balance the capex with our capacity to invest, capacity of course exists but we are also looking at it in a smarter way.

Bhavan Suri

Okay thanks. Good quarter guys.

Moderator

Thank you Mr. Suri. Our next question is from the line of George Price of Stifel Nicolaus. Please go ahead.

George Price

Hi, thanks very much, nice quarter. Just wanted to see, I know IT budgets they still have not been totally finalized although it sounds like flat to up modestly, depending on who you talk to but would you still be still fairly confident that offshore growth would maybe at least in the low double digits when you look at just the offshore portion?

Kris Gopalakrishnan

That is the indication we are getting currently. Everyone of the discussions we have indicate that their allocation to offshore should increase. We looked at industry analyst reports, we looked at NASSCOM itself which is the National Association of Software and Services Companies in India. They also say that the offshore IT services industry should see a growth of somewhere between 12% - 20%. So some of those data points indicate that offshore allocations should increase.

George Price

In terms of M&A, I know you have commented on this a lot, it is a typical question but specifically what types of services would you be most focused on and I guess the recent uptake in M&A in the industry particularly over here, but I think just in general, does that make you feel that you have to move a little quicker to change it all, how you think about your M&A strategy?

Kris Gopalakrishnan

We have done an acquisition this quarter, a small acquisition McCamish Systems. It is a platform serving insurance industry. They manage life insurance policies and things like that. It is a platform that can be scaled up. The reason why I talked about it is that that gives an indication of our strategy for acquisitions. We looked at the strategic fit, we looked at the ability to leverage that acquisition further, ability to integrate that, retain the employees. The company must feel that their joining with Infosys is going to enhance their ability to serve their clients. There are various things we look for and bottom-line is strategic fit, ability to retain employees and at the right price. Those are the things we looked for. We do not want to be forced into an acquisition, that definitely is not how we look at acquisition. We do not have goals like one acquisition per quarter and things like that, we do not have any such goals. If we find the right company, then you will see Infosys doing an acquisition.

George Price

Okay. Last question is just beyond M&A which would be an obvious use, you have a lot of cash. You continue to add to it. What are you going to do with it, thank you?

V. Balakrishnan

Right now we are keeping it in the bank and make sure that exists. We will look at the opportunity. As Kris said if we find a good opportunity on the way we can use some of it and if we do not find the use, we always return to the shareholders. We have done it two or three times in the past. We will wait and watch for sometime. There are a lot of things happening in the environment. Any good opportunity comes, we can do something.

George Price

Hey great. Thank you.

Moderator

Thank you Mr. Price. Our next question is from the line of Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

Yes guys, is there any reason to expect that sequential growth as in the December quarter may not repeat itself in the upcoming March quarter? I mean do you see any particular obstacles other than the absence of finalized budget data from your clients?

Kris Gopalakrishnan

So without data I cannot say anything, right. That is exactly the position we are in. With the data we have, we have given you the guidance. If things look better, what numbers would end up, we do not know at this point. We had given you what we know. Also what this quarter has demonstrated is that the company is well prepared to take advantage of accelerated growth, we have the bench, we have the capacity, we have the right services. We have the relationships. So let us say there is acceleration or opportunities are there, then we can take advantage of them.

Rod Bourgeois

You have increased your hiring plan by about 4000 people, is that new hiring plan reflecting a revenue trajectory that might be a little bit better than what you have given in terms of guidance to the street?

Kris Gopalakrishnan

We believe in strategic bench. We believe in capacity. If the opportunity comes, then we can take advantage of that and grow faster. Whatever we see in revenue, we have given you as guidance.

Rod Bourgeois

Okay. In the hiring plan where you have increased it by 4,000 people, should we assume that some of these added hires will not start working till fiscal 2011 or will a meaningful portion of those new hires potentially start during the March quarter?

Kris Gopalakrishnan

I am going to request Mohandas Pai to talk about how the hired people get billed, what timeframe in which they get billed, what is the training schedule etc, he will talk about when will they become billable, when they get billed etc.

Rod Bourgeois

Thanks.

T. V. Mohandas Pai

The freshers will take ordinarily about 29 weeks to get billed because we extended the training to 6 months. We do have flexibility to put them into delivery for billing after about 20 weeks. As far as laterals are concerned, they can get billed within 30 days from the date of joining in case we do have the work. The additional people that we are hiring this quarter consist of a substantial number of freshers who are joining us and are part of the earlier commitment that we made, so they cannot be billed this quarter. Two, of the laterals that we are going to hire, a fair number could be expected to come in the last 45 days a year, so a fair number will not be billed. What would be billed this quarter will be the freshers who are being released from training and part of the laterals who have been hired and come on board in the month of December. We have increased the number from 20,000 to 24,000 to take care of any growth requirements for the next year because the freshers coming next year from the colleges will be ready to billed only at the earliest by November/December and that is why we need to have in advance some people in the system to take care of our meets.

Rod Bourgeois

Great. And then one other question on headcount mix. Should we be expecting in fiscal 2011 that your mix of onshore staff that is not working on a visa to go up meaningfully? I know that has been something you have kind of been working on in the last year and should we expect further, I guess call it progress in that regard, an increase in your onshore staffing mix of non-visa workers

T. V. Mohandas Pai

Yes, we are still going ahead with a move to hire a 1,000 people. We have got about approximately 150 to 160 people in the system and we are accelerating that. Next year we should have more people who are local residents in the countries where we work in the entire system compared to where we are today.

Rod Bourgeois

Okay, great, thanks guys.

Moderator

Thank you Mr. Bourgeois. Our next question is from the line of David Grossman of Thomas Weisel Partners. Please go ahead.

David Grossman

Thanks. I was wondering if you could just go back to the quarter, you highlighted the growth of the Top 10 being 2X the sequential growth of the average for the business. Can you help us to understand, is this reflecting some of the price concessions that we talked about earlier in the year where we were talking about price concessions and exchange for higher volumes or this is really just a straight kind of improvement in the overall environment and increase in the economic activity among some of the other things you talked about?

Kris Gopalakrishnan

David, it is a combination of both. Where we had to meet the expectations of our clients, we have tried to meet them in a disciplined way. As I said we have tried to do fixed price. Our fixed price have gone up. In some cases yes we have reduced the rates but by and large we have created a win-win scenario for our clients. We have met their expectations. There is also an improvement in decision-making. Clients are confident about the recovery and they are now starting to spend. That is also reflected in the growth.

David Grossman

In terms of the pricing, if I am not mistaken maybe last quarter you had flattish sequential growth at constant currency in pricing. Is anything structural or given the visibility you have that we would see any reversal in the trend in pricing that we saw on the current quarter?

Kris Gopalakrishnan

Pricing will be flat or stable, we do not believe we can increase pricing in this environment. What we are trying to do is that we are trying to play with the business mix rather than pricing. That can give us some improvement in revenue per employee.

David Grossman

I see. Just lastly I think Rod just asked about the hiring plans and the mix onsite and I think we talked about this in the past and when we last spoke, I think you were a little bit behind plan. I was just curious if you caught up to your targets at least where you wanted to be at this point of the year and if not, maybe you can help us better understand what some of the challenges you have been facing in terms of ramping your non visa headcount locally?

Kris Gopalakrishnan

We are slightly behind. The reasons are many. One, it is still difficult to find the right set of skill sets. Second, we have to cast our net far and wide, so it takes more time. Some of the good people actually require time to join. They do not join immediately. Sometimes as much as six months actually. Even though we have made offers, they have not yet joined the company. There are various reasons why we are slightly behind in the numbers. But we are focused on increasing these numbers. As Mohan said, we want to recruit more people at our client locations.

David Grossman

Okay. And just lastly I guess is on the tax rate. What is the current thinking in terms of the tax holiday and is there a chance we can see another extension or does it feel like we kind of played that out and we should just pretty much assume we are going to see the STPI’s go out and SEZ will come and this will play out pretty much as you outline next year?

Kris Gopalakrishnan

As of now, we do not see the tax holiday being extended. Maybe if all of you write, during NASSCOM come and talk, maybe there will be some hope. But right now there is no hope of extension of the tax holiday.

David Grossman

Okay, great. Thank you very much guys.

Moderator

Thank you Mr. Grossman. Our next question from the line of Mark Marostica of Piper Jaffray. Please go ahead.

Mark Marostica

Thank you. I had two questions. One a clarification. Could you just clarify how much you and not the industry expects offshore spend be up this year. And then my second question, of your IT budgets that have been finalized how many of those clients do you expect will spend linearly throughout the year? And how much will be bit more tentative in spend in line with economic trends? Thanks.

Kris Gopalakrishnan

We have given you the guidance for Q4. We will give you the guidance for next fiscal year in April. Our fiscal year starts on April 1st. That is the reason why I gave you industry data rather than Infosys data. We do not break up the budget visibility we have. We just give you some indication on what is the qualitative commentary on the budget. We believe that majority of the budgets would be finalized by January end-February 1st week. We believe that the budgets are going to be flat in most cases. We believe that at least in about 50% of the cases where we have had discussions, they have indicated that the offshore part of the allocation would increase. Those are some of the data points I can share with you at this point.

Mark Marostica

Okay. Maybe just sort of qualitatively kind of high level speaking. If you look at your client base, is there any concerns you have in terms of the pace of that spend? Or is your backlog strong enough if you look over the next 6 to 12 months that you are not really concerned about the pace of the spend of IT budgets?

Kris Gopalakrishnan

Definitely we are in a better position. That is indicated by the growth in Q3. There is confidence within clients and they are spending the money. Decision-making is happening let us say like normal times or near normal times.

Mark Marostica

Okay. Thanks very much. Appreciate it.

Moderator

Thank you, Mr. Marostica. Our next question is from the line of Ed Caso of Wells Fargo. Please go ahead.

Ed Caso

Good morning. Good evening. I had a question on I guess you were particularly strong in applications maintenance this quarter. I am wondering what you were saying on the other side on sort of the new initiatives that are more discretionary spend-driven especially given the comment about around improved velocity of decisions?

Kris Gopalakrishnan

On discretionary spend the environment is better. We won four transnational deals last quarter. That is an indication of near normal decision-making. We believe that discretionary spend transformational projects would see further traction.

Ed Caso

On pricing, I know is up a little bit but with the big step up in applications management which is generally lower margin work. Within the particular service offerings, how was pricing? If you sort of forgot about the mix shift, what was the trend in pricing?

Kris Gopalakrishnan

Pricing is stable or flat. Most of the renegotiations are behind. Of course, there will be some periodic renegotiations which are based on annual calendar. That happens every year. But the renegotiations which were tied to the downturn, etc. seem to be behind us at this point. That is why we expect pricing to be stable or flat.

Ed Caso

Last question. Bala, could you update us on the subsidiaries and how they came in relative to your expectation?

V. Balakrishnan

Well, most of the subsidiaries are profitable now except for the new ones like Mexico and Sweden. If you take Consulting for example, they are profitable and they had a net margin of 4% this quarter. China is profitable. Australia was always profitable. So they started contributing positively to the group profits now.

Ed Caso

And how was that relative to what you are expecting?

V. Balakrishnan

Well, it is as per expectation because we expect all the subsidiaries to deliver on the margins. Most of them are doing it now. Of course, the new ones also have to start to deliver, that will take some time.

Ed Caso

Thank you.

Moderator

Thank you, Mr. Caso. Our next question is from the line of Mr. Moshe Katri of Cowen & Company. Please go ahead.

Moshe Katri

Thanks. Just a follow-up. Can you talk a bit about Europe? North America obviously drove the significant portion of the upside in terms of accelerating revenues on a sequential basis? Europe seems to be trailing. Maybe talk a bit about the timeline here, when could we expect Europe to pick up. Maybe also talk about the UK which I think accounts for pretty significant portion of your revenue base in Europe? Thanks.

B.G.Srinivas

This quarter we have seen Europe sequentially grew by 0.9%. While these are early indicators, we expect Europe to always pick up with a lag and our belief is that it will be between 3 to 6 months’ time period where we will see Europe picking up assuming the overall economy across US and Europe will remain stable and there are no new surprises. We are already seeing some traction in terms of dialogue across sectors, both in UK as well as in the Continental Europe. Interestingly, in this quarter we saw the Continental Europe sequential grew by 5%. So that is again an indication of the things to come.

Moshe Katri

And also telecom remained kind of muted? Can we talk about the outlook for the telecom vertical and some of the activity that we are seeing there?

Subhash Dhar

This is Subhash. The demand for the telecom related services is picking up thanks to the upstream investments in the network that we have seen across the globe from major incumbent service providers. However, we believe there will be a phase lag between the network investments and the system spend. We hope that should be a couple of quarters before it becomes a strong demand for us. But we did see some of that in the last quarter and that got reflected in the growth that the segment has demonstrated. The other reason why there is going to be a bigger spend in the networks is because of the proliferation of the devices and applications which are potentially choking the networks. That is a good problem for the service providers except that they need to now get into the capital expenditure mode. That is the good news but it is probably early days for services that we are offering in this market.

Moshe Katri

And then the final question for Bala. Bala what is your outlook for the 6 to 12 months outlook for the Rupee and obviously that is going to be probably one of the bigger challenges to deal with down the road? Thanks.

V. Balakrishnan

I hope I know that Moshe. It is very difficult because the currency could appreciate in the short-term. Lot of money coming into the country but it will also follow the global events. Dollar carry trade is a big thing across the globe. So it will be volatile, that is why we have taken a short-term view and covering for next two quarters. We are not going beyond that.

Moshe Katri

Okay. Thanks.

Moderator

Thank you very much, sir. We have a followup question from the line of Bhavan Suri of William Blair & Co. Please go ahead.

Bhavan Suri

Hi guys. Just a quick question I know we are wrapping up the call but given the 8% wage increase in October, have you given any thoughts to what compensation increases in April might look like?

T. V. Mohandas Pai

For April, we have not decided as yet but we are going to examine it. We are going to see how the growth in the near-term is and what we can afford. In the third quarter, we have paid 100% variable to all the staff on an average. It could vary depending upon your performance but we are paying 100% this quarter. We will take a decision possibly later in this quarter. We have not decided as yet but we are open to looking at the wage hike at this point of time based upon the information we have.

Bhavan Suri

I guess should we expect a wage hike in April as you traditionally do?

Mohandas Pai

I do not want to comment on that because we have not taken a decision because every quarter we all sit down and look at how the economic environment is and then take a decision. After the first quarter results we looked at it, our second quarter results we looked at it and decided that in third quarter we are going to pay and this quarter we have given a 100% variable payment. So end of this quarter we will sit down and look at it and take a decision. Right now I do not want to hazard a guess.

Bhavan Suri

And then any update on the traction in the government sector. I know you hired a CEO for the government business unit you established in the US and it is early days but any sense of how that was tracking and what sort of deals you are pursuing there?

Kris Gopalakrishnan

We have not yet hired. That hire did not work out, so we are still looking for the CEO for that position.

Bhavan Suri

And any traction in that or are you just holding off until you hire the head of the business unit?

Kris Gopalakrishnan

Yes, in the US we will hold off till we get the CEO but in India we have significant traction in the government sector.

Bhavan Suri

Great thanks.

Moderator

Thank you, Mr. Suri. Ladies and gentlemen that was the last question. I will now hand the conference over to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone joining us on this call. We will look forward to talking to you again intra- quarter.